AH 3/12/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

[redacted]

02019805

SEC FILE NUMBER
8- 50009

RECEIVED MAR 01 2002 143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JAE Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7310 Dover Court
(No. and Street)

Parkland, Florida 33067
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARC Glazer (954)648-2447
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baum & Company, P.A.
(Name — *if individual, state last, first, middle name*)

1515 University Drive, Suite 209 Coral Springs, FL 33071
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 3-26-02

OATH OR AFFIRMATION

I, Marc Glazer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JAE Investments, Inc., as of December 31, 2001, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

JEANNE ANN EPSTEIN
My Comm Exp. 8/19/2003
No. CC 850885
STATE OF FLORIDA NOTARY PUBLIC
[X] Personally Known [ ] Other I.D.

Signature

President

Title

Jeanne Ann Epstein 2/28/02

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAE INVESTMENTS, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2001

TABLE OF CONTENTS

BAUM & COMPANY, P.A.
Certified Public Accountants
1515 University Drive - Suite 209
Coral Springs, Florida 33071
(954) 752-1712

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
JAE Investments, Inc.

We have audited the accompanying balance sheet of JAE Investments, Inc. as of December 31, 2001 and the related statement of income and retained earnings, cash flows, and statements of changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of JAE Investments, Inc. as of December 31, 2001 and the results of its operations and the related statement of income and retained earnings, cash flows, and statements of changes in stockholders' equity for the one month then ended, in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion on the financial statements taken as a whole. The information presented on the statement of computation of minimum capital requirements is not a required part of the financial statements, but in supplementary information required by the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied to the examination of the financial statements and, in my opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

February 27, 2002
Coral Springs, Florida

Baum & Company, PA

JAE INVESTMENTS, INC.
BALANCE SHEET
DECEMBER 31, 2001

ASSETS

Current Assets	
Cash in bank and cash equivalents (Note 1)	$ 38,137
Property and equipment (net of accumulated depreciation of $1,620)	9,183
Other Assets	
Investments	3,300
Loan Receivable-Related Party	50,000
Organization costs (Note 1)	83
Total Other Assets	53,383
Total Assets	$ 100,703

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts Payable	$0-
Stockholders' Equity	
Common Stock, par value $1.00, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in-capital	108,500
Accumulated Deficit	(8,797)
Total Stockholders' Equity	100,703
Total Liabilities and Stockholders' Equity	$ 100,703

See accompanying notes to financial statements.

JAE INVESTMENTS, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2001

Revenues	$ 97,434
Operating Expenses	46,810
Net (Loss) Before Other Income	50,624
Other Income	
Interest Income	4,381
Net Income	55,005
Accumulated Deficit - Beginning	(63,802)
Accumulated Deficit - Ending	$ (8,797)

See accompanying notes to financial statements.

JAE INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

Cash Flows from Operating Activities:	
Net Income	$ 55,005
Adjustment to reconcile net income (loss) to net cash provided by operating activities:	
Amortization and depreciation	540
Changes in Operating Assets and Liabilities:	
(Decrease) in accounts payable	(412)
Net Cash provided (used) by Operating Activities	55,133
Cash Flows for Investing Activities:	
Increase in Loan Receivable-Related Party	(50,000)
Net Increase in Cash	5,133
Cash and Cash Equivalents - Beginning	33,004
Cash and Cash Equivalents - Ending	$ 38,137

See accompanying notes to financial statements.

JAE INVESTMENTS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid In Capital	Accumulated Deficit
Inception	$1,000	$29,000	$ - 0 -
Net Changes	- 0 -	2,500	- 0 -
Balance - 12/31/96	1,000	31,500	- 0 -
Net Changes	- 0 -	9,500	(7,100)
Balance - 12/31/97	1,000	41,000	(7,100)
Net Changes	- 0 -	17,500	(19,766)
Balance - 12/31/98	1,000	58,500	(26,866)
Net Changes	- 0 -	30,000	(29,583)
Balance - 12/31/99	1,000	88,500	(56,449)
Net Changes	- 0 -	20,000	(7,353)
Balance - 12/31/00	1,000	108,500	(63,802)
Net Changes	- 0 -	-0-	55,005
Balance - 12/31/01	$ 1,000	$108,500	$(8,797)

See accompanying notes to financial statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.) Nature of Business

The Company was incorporated on December 5, 1996 in the State of Florida. The Company has registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. as a broker/dealer. Consequently, its record keeping is in accordance with rules and regulations prescribed by these agencies.

B.) Cash Equivalents

For purposes of reporting cash flows, and cash and cash equivalents includes money market accounts and certificated of deposits and any highly liquid debt instruments purchased with a maturity of six months or less.

C.) Organization Costs

Organization cost are amortized over sixty months.

D.) Income Taxes

The Company has made an election to be treated as an S Corporation under the Federal Income tax laws. Accordingly, the income of the Company is taxed directly to its stockholder. Therefore, no provision for income taxes has been made in the financial statements.

E.) Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2001 and revenues and expenses for the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

NOTE 2 RESTRICTIVE COVENANTS

The National Association of Securities Dealers, Inc. imposes certain restrictions on the Company, the most significant of which are to maintain a minium net capital of $30,000 and aggregate indebtedness, as defined, which does not exceed fifteen times net capital, as defined.

NOTE 3 SECURITIES AND EXCHANGE REQUIREMENTS

The statement of changes in liabilities subordinated to claims of general creditors has been omitted as the Company has no such liabilities.

NOTE 4 COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) of that Rule.

JAE INVESTMENTS, INC.
Supplemental Information
STATEMENT OF COMPUTATION OF MINIMUM CAPITAL REQUIREMENTS
DECEMBER 31, 2001

Total assets	$ 100,702
Less:Liabilities	-0-
Net Capital	100,702
Charges against capital	
Non Allowable Assets	62,566
Haircuts	-0-
Adjusted Net Capital	38,136
Net Capital Required	30,000
Excess in Capital	$ 8,136

See accompanying notes to financial statements.

JAE INVESTMENTS, INC.
RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2001

Net capital per Audited Financial Statements	38,136
Net capital per Focus Report - Part II A	38,137
Net Difference - rounding	1

BAUM & COMPANY, P.A.
Certified Public Accountants
1515 University Drive - Suite 209
Coral Springs, Florida 33071
(954) 752-1712

JAE Investments, Inc.
Parkland, Florida

We have examined the financial statements of JAE Investments, Inc. as of December 31, 2001 and have issued our report there on dated February 27, 2002. As part of our examination, we reviewed and tested the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under these standards and that Rule the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extend if other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived and also recognized tat the evaluation of these factors necessarily requires estimates and judgements by management.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgement, carelessness, or other personal factors.

Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the period commencing January 1, 2001 to December 31, 2001, was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that I believe to be material.

Coral Springs, Florida
February 27, 2002

Baum & Company PA